3-11-02

02019143

SECUR[ITIES AND EXCHANGE CO]MMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-40844

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

RECEIVED MAR 07 2002 143

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Alliance Affiliated Equities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1201 Highland Drive
(No. and Street)

Kokomo (City) Indiana (State) 46902 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Dyer 765-868-2180
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kevan D. Acord,
(Name — *if individual, state last, first, middle name*)

15700 College Boulevard, Suite 100, Lenexa, KS 66219
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, DaviD Paul Dyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Alliance Affiliated Equities Corporation, as of February 19, ~~19~~ 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

APRIL K JONES
Notary Public, State of Indiana
County of Howard
My Commission Expires Sep 10, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Alliance Affiliated Equities Corporation

Financial Statements for the
Years Ended December 31, 2001 and 2000
and Independent Auditors' Report

ALLIANCE AFFILIATED EQUITIES CORPORATION

TABLE OF CONTENTS

Acord Cox & Company
Certified Public Accountants

15612 College Blvd. Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

INDEPENDENT AUDITORS' REPORT

Board of Directors
Alliance Affiliated Equities Corporation
Kokomo, Indiana

We have audited the accompanying balance sheets of Alliance Affiliated Equities Corporation (the "Company") as of December 31, 2001 and 2000, and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information listed in the table of contents is not a required part of the basic financial statements, but is supplementary information required by the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

February 13, 2002

Acord Cox & Company

ALLIANCE AFFILIATED EQUITIES CORPORATION

BALANCE SHEETS
DECEMBER 31, 2001 and 2000

		2001		2000
ASSETS				
CURRENT ASSETS:				
Cash	$	13,922	$	12,787
Investments		10,040		31,116
Prepaid expenses		11,593		10,450
Deferred tax asset		9,909		
Total current assets		45,464		54,353
VEHICLE AND EQUIPMENT:				
Vehicle				51,199
Office equipment		6,432		6,432
		6,432		57,631
Accumulated depreciation		(3,843)		(23,401)
		2,589		34,230
	$	48,053	$	88,583
LIABILITIES AND STOCKHOLDERS' EQUITY				
CURRENT LIABILITIES:				
Income taxes payable	$		$	895
STOCKHOLDERS' EQUITY:				
Non-cumulative preferred stock, $10.00 par value, 2,500,000 shares authorized, none issued				
Class A common stock, $.01 par value, 7,500,000 shares authorized, 750,000 shares issued and outstanding		7,500		7,500
Class B common stock, $.01 par value, 5,000,000 shares authorized, none issued				
Additional paid-in capital		11,500		11,500
Retained Earnings		29,053		68,688
		48,053		87,688
	$	48,053	$	88,583

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2001 and 2000

	2001	2000
REVENUES:		
Commision Income	$ 1,853,679	$ 1,673,241
EXPENSES:		
Commissions and salaries	904,358	757,134
Service fees	920,801	786,898
Regulatory Agencies Registration Fees	16,205	7,808
Other	39,628	77,883
	1,880,992	1,629,723
NET INCOME FROM OPERATIONS	(27,313)	43,518
OTHER INCOME (EXPENSES):		
Interest and dividend income	1,643	733
Loss on sale of asset	(5,599)	
Partnership income	7,799	1,201
Investment valuation adjustments	(26,074)	(8,216)
	(22,231)	(6,282)
NET INCOME (LOSS) BEFORE TAXES	(49,544)	37,236
INCOME TAX (BENEFIT)	(9,909)	6,895
NET INCOME (LOSS)	$ (39,635)	$ 30,341

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
OPERATING ACTIVITIES:		
Net loss	$ (39,635)	$ 30,341
Add depreciation	6,044	11,203
Add investment valuation adjustment	26,074	8,216
Add loss on sale of vehicle	5,599	
Deferred tax asset	(9,909)	
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase in prepaid expenses	(1,143)	(4,388)
Change in accrued liabilities	(895)	(5,202)
Cash used by operating activities	(13,865)	40,170
INVESTING ACTIVITIES:		
Proceeds from sale of vehicle	20,000	(500)
Purchase of investments, net	(5,000)	(37,090)
Cash provided by investing activities	15,000	(37,590)
NET INCREASE IN CASH	1,135	2,580
CASH, BEGINNING OF YEAR	12,787	10,207
CASH, END OF YEAR	$ 13,922	$ 12,787

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2001 AND 2000

	Class A Common Stock	Pain-In Capital	Retained Earnings	Total
Balances, December 31, 1999	$7,500	$11,500	$38,347	$57,347
Net income			30,341	30,341
Balances, December 31, 2000	$7,500	$11,500	$68,688	$87,688
Net loss			(39,635)	(39,635)
Balances, December 31, 2001	$ 7,500	$ 11,500	$ 29,053	$ 48,053

See notes to financial statements.

ALLIANCE AFFILIATED EQUITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   a. Description of Business – Alliance Affiliated Equities Corporation ("the Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Texas Corporation wholly owned by Mr. Dave Dyer, an individual.

   b. Revenue Recognition - Fees from commissions and the related costs are recognized in the period in which the commissions are actually received from the sponsor.

   c. Vehicle and Equipment - Vehicle and equipment, are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the corresponding assets.

   d. Advertising Costs – Advertising costs are expensed as incurred.

   e. Income Taxes - Deferred tax liabilities and assets are recognized for the tax effect of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

2.SIGNIFICANCE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities atthe date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.INCOME TAXES

Income tax benefits for 2001 totaled $8,917. 2000 income taxes of $6,895 principally represented state income taxes due for 1999 income in those states that did not have an available net operating loss carryforward.

The difference between the effective tax rate and the statutory federal income tax rate of 34% results primarily from the utilization of business credits and a net operating loss carryforward from 1998.

4.NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $13,922 and $11,892, which met the $5,000 requirement.

5.REQUIRED INFORMATION OMITTED

The Company has no liabilities subordinated to claims of general creditors as of December 31, 2001 and 2000; therefore, the statement of changes in liabilities subordinated to claims of general creditors has been omitted.

The Company does not maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers" and it has not held "physical possession or control" of any securities for customers since operations commenced. Information relating to the possession or control requirements in rule 15c3-3 are also omitted.

6.RELATED PARTY TRANSACTIONS

Commissions totaling $168,000 were paid to the Company's sole stockholder in 2000. In 2001 and 2000, service fees of $920,801 and $786,898 were paid to a corporation owned by the Company's sole stockholder.

* * * * *

ALLIANCE AFFILIATED EQUITIES CORPORATION
Schedule I
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2001

NET CAPITAL

Total Stockholder's Equity	$ 48,053
Less Non-Allowed Assets:	
Prepaid expenses	11,593
Investments	10,040
Vehicle and equipment, net	2,589
Deferred tax asset	9,909
	34,131
Net Capital	$ 13,922
Minimum Net Capital Required	$ 5,000
Total aggregate indebtedness	$ 0
Ratio of aggregate indebtedness to net capital	0 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION:

Net Capital per Company's fourth quarter FOCUS report	$ 11,022
Tax accrual adjustment to financial statements	2,900
Net Capital reported above	$ 13,922

Acord Cox & Company
Certified Public Accountants

15700 College Blvd. Suite 100 Lenexa, KS 66219
913•541•1993 Fax/913•492•7953

Memorandum Regarding Internal Accounting Control

To Directors and Shareholders of
Alliance Affiliated Equities Corporation

In planning and performing our audit of the financial statements of Alliance Affiliated Equities Corporation as of December 31, 2001, we considered its internal control structure, which includes the procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5 (g) (1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedure) followed by the company that we considered relevant to the objectives stated in Rule 17a-5 (g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the company in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commissions' above mentioned objectives. The objectives of internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5 (g) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulation, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and State security regulatory agencies and should not be used for any other purpose.

February 13, 2002